UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

SUMMIT NETWORKS, INC.

____________________________________

(Name of Registrant)

____________________________________

Nevada	333-199108	35-2511257
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

Room 710A, 7/F, Ho King Commercial Centre

2-16 Fa Yuen Street, Mong Kok

Kowloon, Hong Kong

______________________________________________

(Address of Principal Executive Offices)

852-6997-0034

_________________________________________

(Registrant's Telephone Number, Including Area Code)

 SUMMIT NETWORKS, INC.

Room 710A, 7/F, Ho King Commercial Centre

2-16 Fa Yuen Street, Mong Kok

Kowloon, Hong Kong

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

Notice of Change in the Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Summit Networks, Inc. (the "Company" or "SNTW") at the close of business on March 1, 2019 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about March 1, 2019.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about February 11, 2019, the shareholders of SNTW entered into a Stock Purchase Agreement (“SPA”) with certain purchasers of such shares (“Purchasers”), which was approved by the Board of Directors.  Under the terms of the SPA, the purchasers will purchase approximately 4,981,600 shares of the SNTW common stock (the "Purchase Transaction").

In connection with the purchase of the common stock the Purchasers and the Board of Directors have decided to reconstitute the Board of Directors and Executive Officers.  This Information Statement contains information about persons who will serve as officers of the Company or as Directors on the Board of Directors.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 70,000,000 shares of common stock, par value $.001 per share, of which approximately 6,104,999 shares are issued and outstanding and 5,000,000 shares of preferred stock of $.001 par value, of which no shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the officers and directors of the Company prior to the Transaction.

Name and Address	Age	Position(s)
Riggs Cheung	46	Director, CEO, CFO, Treasurer and Secretary
Yaya Zhang	31	Director

Riggs Cheung, CEO, CFO, Treasurer, Secretary and Director

Mr. Riggs Cheung, 46 – Mr. Cheung has worked with the SleepAid Holding Co. (SLPA) since December 2014 and serves at its CFO and director.  Since 2006, Mr. Riggs had been the Marketing Director for America Asia Travel Center, in its New York Branch.  Mr. Cheung also serves as a director of ZZLL Information Technology, Inc. a company whose shares are traded over the OTCBB. Mr. Cheung attended the City University of New York – Manhattan College and received an Associate Degree in Art in 1997.

Yaya Zhang, Director

Ms. Zhang was born in June, 1987.  From September 2006 to July 2010, she studied at Yanshan University and obtained a major in electronic information. From September 2010 to April 2013, she studied at the 54th Research Institute of China Electronics Technology Corporation.  There she majored in communications and information systems, and obtained her master’s degree in engineering.  From April 2013 to April 2016, she worked in the 54th Research Institute of China Electronics Technology Corporation where she researched special-use integrated circuits and application software. Ms. Zhang worked in technical management and was qualified as an electronics information engineer.  After 2016, Ms. Zhang was in charge of technology research and development, and later she served as the manager of the technology department at Shanghai Fujiang Information Technology Co., Ltd. In December, 2017, she became the Chief Financial Officer of the same company.  In 2018, she served on the Board of Directors of Hengshui Jingzhen Environmental Protection Technology Co., Ltd.

Set forth below are the new directors and officers following the closing of the Transaction:

APPOINTMENTS TO THE BOARD OF DIRECTORS

Name and Address	Age	Position(s)
Yaya Zhang	31	CEO, CFO, Treasurer, Secretary and Director
Xiang Yang Chang	39	Director

BIOGRAPHY

The following sets forth biographical information regarding the Company’s proposed officers and directors following the completion of the Transaction:

YAYA ZHANG

Ms. Zhang was born in June, 1987.  From September 2006 to July 2010, she studied at Yanshan University and obtained a major in electronic information. From September 2010 to April 2013, she studied at the 54th Research Institute of China Electronics Technology Corporation.  There she majored in communications and information systems, and obtained her master’s degree in engineering.  From April 2013 to April 2016, she worked in the 54th Research Institute of China Electronics Technology Corporation where she researched special-use integrated circuits and application software. Ms. Zhang worked in technical management and was qualified as an electronics information engineer.  After 2016, Ms. Zhang was in charge of technology research and development, and later she served as the manager of the technology department at Shanghai Fujiang Information Technology Co., Ltd. In December, 2017, she became the Chief Financial Officer of the same company.  In 2018, she served on the Board of Directors of Hengshui Jingzhen Environmental Protection Technology Co., Ltd.

XIANG YANG CHANG

Mr. Chang was born Xiangyang in November, 1979.  From the year 2000 to 2003, he attended Party School of Hebei Provincial Party Committee with a major in economic management.  From 1998 to 2004, he worked in the Material Bureau of Taocheng District, Hengshui City, Hebei Province, China. There he served in the financial management of government material affairs, and once served as financial unit leader.  In February 2004, he was transferred to a senior position in financial management of Hebei Jingxin Group, and successively served as manager of the capital department and Chief Financial Officer.  He was also employed in the preparatory establishment and management of the preliminary construction of Hengshui Jingzhen Environmental Protection Technology Company. In 2018, he held the position of Assistant to the Chairman of Hebei Jingxin Group and acted as the General Manager of Hengshui Jingxhen Environmental Protection Co., Ltd.

All Directors hold their office until the next annual meeting of shareholders or until their successors are duly elected pursuant to NRS 78.320, and qualified.  Any vacancy occurring in the Board of Directors may be filled by the shareholders, or the Board of Directors.  A Director elected to fill a vacancy is elected for the unexpired term of his predecessor in office.  Any Directorship filled by reason of an increase in the number of Directors shall expire at the next shareholders’ meeting in which Directors are elected, unless the vacancy is filled by the shareholders, in which case the term shall end on the later of (i) the next meeting of the shareholders or (ii) the term designated for the Director at the time of creation of the position being filled.

Committees:

The Company does not have a separate Compensation Committee, Audit Committee or Nominating Committee or any other committees of the Board of Directors. Nor do we have an audit committee “financial expert”. These functions are handled by the Board of Directors meeting as a whole. The Company’s Board of Directors held meetings during the fiscal year ended December 31, 2018. Zero meetings were in person and 4 meetings were conducted by telephone. All corporate actions by the Board of Directors were either consented to in writing by all Directors or were agreed to unanimously at a meeting where proper notice had been given and a quorum was present.

Audit Committee

The board of directors has not established an audit committee. The functions of the audit committee are currently performed by the entire board of directors. The Company is under no legal obligation to establish an audit committee and has elected not to do so at this time so as to avoid the time and expense of identifying independent directors willing to serve on the audit committee. The Company may establish an audit committee in the future if the board determines it to be advisable or we are otherwise required to do so by applicable law, rule or regulation.

As the board of directors does not have an audit committee, it therefore has no “audit committee financial expert” within the meaning of the SEC regulations.  In general, an “audit committee financial expert” is an individual member of the audit committee who:

●	understands generally accepted accounting principles and financial statements,

●	is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

●	has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,

●	understands internal controls over financial reporting, and

●	understands audit committee functions.

Board of Directors Independence

The Company has no independent directors within the meaning of definitions established by the Securities and Exchange Commission or applicable self-regulatory organization.  The Company is not currently subject to any law, rule or regulation requiring that all or any portion of its board of directors include “independent” directors.

Director Nominees

The Company does not have a nominating committee. The board of directors, sitting as a board, selects those individuals to stand for election as members of our board. Since the board of directors does not include a majority of independent directors, the decision of the board as to director nominees is made by persons who have an interest in the outcome of the determination. The board will consider candidates for directors proposed by security holders, although no formal procedures for submitting candidates have been adopted. Until otherwise determined, not less than 90 days prior to the next annual board of directors’ meeting at which the slate of board nominees is adopted, the board accepts written submissions that include the name, address and telephone number of the proposed nominee, along with a brief statement of the candidate’s qualifications to serve as a director and a statement of why the shareholder submitting the name of the proposed nominee believes that the nomination would be in the best interests of shareholders. If the proposed nominee is not the security holder submitting the name of the candidate, a letter from the candidate agreeing to the submission of his or her name for consideration should be provided at the time of submission. The letter should be accompanied by a resume supporting the nominee’s qualifications to serve on the board of directors, as well as a list of references.

The board identifies director nominees through a combination of referrals, including by management, existing board members and security holders, where warranted. Once a candidate has been identified, the board reviews the individual’s experience and background and may discuss the proposed nominee with the source of the recommendation. If the board believes it to be appropriate, board members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management’s slate of director nominees submitted to shareholders for election to the board.

Among the factors that the board considers when evaluating proposed nominees are their knowledge of and experience in business matters, finance, capital markets and mergers and acquisitions. The board may request additional information from the candidate prior to reaching a determination. The board is under no obligation to formally respond to all recommendations, although as a matter of practice, it will endeavor to do so.

Code of Ethics

We are not required to, and we have not adopted a code of ethics.  When we do adopt a code of ethics, we will disclose it in a current report as Form 8-K.

Communication with Directors

Stockholders and other interested parties may contact our directors by writing to them at Summit Networks, Inc., Room 710A, 7/F, Ho King Commercial Centre, 2-16 Fa Yuen Street, Mong Kok, Kowloon, Hong Kong; email: www.summitnetworks@outlook.com

Our board has approved a process for handling letters received by us and addressed to any of our directors.  Under that process, our vice president reviews all such correspondence and regularly forwards to the directors a summary of all such correspondence, together with copies of all such correspondence that, in the opinion of our vice president, deal with functions of the board or that he otherwise determines requires their attention.  Directors may at any time review a log of all correspondence received by us that are addressed to members of the board and request copies of such correspondence.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of February 10, 2019, the name and shareholdings of each (i) person who is known by us to own beneficially more than 5% of our outstanding common stock; (ii) each of our officers and directors; (iii) and all our officers and directors as a group Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name	Address	Title of Class	Beneficially Owned	% of Shares
Keun Harry Cheung	Room 106, 10/F, Tian Yu Garden Lin He Road East Guangzhou, Gaunagdong Province, China	Common	1,750,000 (1)	28.6%
Harry Dennis Cheung	Flat H, 5/F, Block 2 Whampoa Garden Bauhinia Mansions Kowloon, Hong Kong	Common	1,250,000 (1)	20.48%

Yee Man Cheung	Rm 1709, North Tower Zhongzhou Centre, 1068	Common	1,251,000(1)	20.49%
	East Xingang Avenue Haizhu District Guangzhou, Guangdong Province, China

All Officers and Directors as a Group		Common	-0-	0%

1) Assuming the outstanding number of shares of common stock on February 10, 2019 is approximately 6,104,999. 2) None of our proposed officers and directors own any of our stock

SUMMARY COMPENSATION TABLE

The following table sets forth certain information about compensation paid, earned or accrued for services by our President, Treasurer and Secretary (collectively, the “Named Executive Officer”) from inception on July 8, 2014 until July 31, 2018:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)

Andris Berzins	2018	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Former President,	2017	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Secretary & Treasurer	2016	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Riggs Cheung	2018	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
CEO, CFO	2017	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Zhixing Sun	2018	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
COO	2017	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Jay Henderson	2018	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Director	2017	4,000	-0-	-0-	-0-	-0-	-0-	-0-	4,000

Employment Agreements, Termination of Employment, Change-In-Control Arrangements

There is currently no employment or other contract or arrangement with our officer. There are no compensation plans or arrangements, including payments to be made by us, with respect to our officer that would result from his resignation, retirement or other termination from us. There are no arrangements for our officer that would result in a change-in-control.  Our officers has not received monetary compensation since our inception to the date of this annual report.

Stock Option Grants

We do not currently have a stock option plan nor have any long-term incentive plans that provide compensation intended to serve as an incentive for performance.  No individual grants of stock options or other equity incentive awards have been made to our officer or director since our inception; accordingly, none were outstanding at July 31, 2018.

There are no annuity, pension or retirement benefits proposed to be paid to the officer or director or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company.

Director Compensation

The following table sets forth director compensation as of July 31, 2018:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Andris Berzins	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Riggs Cheung	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Zhixing Sun	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Jay Henderson	4,000	-0-	-0-	-0-	-0-	-0-	4,000
Qiuli Chen	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Yaya Zhang	-0-	-0-	-0-	-0-	-0-	-0-	-0-

1.  Andris Berzins resigned as director on July 9, 2018

2.  Zhixing Sun resigned as director on March 30, 2018

3.  Jay Henderson resigned as director on November 24, 2017

4.  Qiuli Chen was appointed as director on February 27, 2018 and resigned on February 13, 2019

5.  Yaya Zhang was added to the Board on February 13, 2019

We have not compensated our directors for their service on our Board of Directors since our inception. There are no arrangements pursuant to which our directors will be compensated in the future for any services provided as director.

RELATED PARTIES

There are no family relationships between any Director, executive or person nominated or chosen by the Company to become a Director or executive officer.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined, however, we have traditionally determined that, due to the small size of the Company and the nature of its operations, it is in the best interests of the Company and its shareholders to combine these roles.

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks.  The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s tolerance for risk.  While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this structure is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of July 31, 2018, a director was owed $ 21,192, and a debt in the amount of $36,846 was owed to a shareholder. The amounts were interest free and the terms of the notes required repayment on demand.

We have not entered into any other transaction, nor are there any proposed transactions, in which our directors and officers, or significant stockholder, or any member of the immediate family of any of the foregoing, had or is to have a direct or indirect material interest in the Company.

Our prior director, CEO and CFO, Riggs Cheung is related, as a brother, to our major shareholders Kuen Harry Cheung, Hang Dennis Cheung and Hin Cheung.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

NO DISSENTERS RIGHTS

Under the Nevada Revised Statutes shareholders are not entitled to dissenters rights with respect to the transactions described in this information statement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

SUMMIT NETWORKS, INC.
By: /s/Riggs Cheung
Date: March 1, 2019	Riggs Cheung, President